EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 28, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or "BEP") today announced that it has filed its 2019 annual report, including its audited financial statements for the year ended December 31, 2019, on Form 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR. These documents are also available at bep.brookfield.com and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com